Exhibit 99.1 - Footnote 1 to Tables I and II of Form 4 Filed by Michael D. Sulpy
on October 8, 2004

On April 29, 2004, the reporting person settled his obligation to deliver shares of the Issuer's common stock ("Common Stock) or an equivalent amount of cash (if
elected  by  him)  pursuant  to  a  variable  prepaid  forward   agreement  (the
"Contract")  entered  into on April 24,  2001 with an  unaffiliated  third party buyer (the "Buyer").

The Contract obligated the reporting person to deliver to the Buyer a minimum of
41,667  shares of Common  Stock and up to a maximum  of 50,000  shares of Common
Stock (or an  equivalent  amount of cash) on the maturity  date of the Contract,
April 26, 2004 (the "Maturity  Date"). In exchange for assuming this obligation, the reporting  person received a cash payment of $1,128,332.72 as of the date of entering into the Contract. The reporting person pledged 50,000 shares of Common
Stock to secure his  obligations  under the  Contract,  and retained  voting and dividend rights in the pledged shares during the period of the pledge.

The Contract  provided that the number of shares (or equivalent  amount of cash)
deliverable by the reporting  person on the Maturity Date would be determined as follows,  on the basis of share  prices of the Common Stock that were subject to adjustment  for  dividends  received by the  reporting  person and other  events specified in the Contract (the Issuer paid no dividends during the period of the
Contract, and no price adjustments were made):

     .  If the Maturity Price (i.e., the average closing prices per share of the
        Common Stock on each of the 30 trading days prior to and  including  the
        Maturity  Date) were less than or equal to  $25.5568  (i.e.,  the "Floor
        Price"),  the reporting  person would deliver to the Buyer 50,000 shares of Common Stock;

     .  If the price per share of Common Stock on the Maturity Date were between the Floor Price and $30.6682  (the "Cap Price"),  the  reporting  person would deliver to the Buyer a number of shares  determined by multiplying
        50,000 by the Floor  Price,  and dividing  the  resulting  number by the
        Maturity Price;

     .  If the price per share of Common Stock on the Maturity Date were greater than the Cap Price,  the  reporting  person would deliver to the Buyer a number of shares  determined by reference to a formula  specified in the
        Contract  that would result in the  reporting  person  being  allowed to retain (from the 50,000 shares potentially  deliverable) shares having a value equal to $255,570 (i.e., the increase in value of 50,000 shares of
        Common Stock from $25.5568 to 30.6682 per share),  meaning the reporting person would be obligated to deliver between 41,667 and 50,000 shares of
        Common Stock.

The  Maturity  Price of the Common Stock was $14.19.  Accordingly,  on April 29,
2004,  the Buyer  retained in  settlement  of the Contract the 50,000  shares of
Common Stock previously pledged by the reporting person.